Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors, May 4,2005	3

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001 - 39                               NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (08/2005)

Date, Time and Place:

May 4, 2005 , 2:30 p.m., at Company headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º andar, In the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated on:

1.	Having examined and discussed the performance of the Company in the first quarter of the current financial year, the respective financial statements were approved.

2.	Authorization and renewal of the guarantees provided by the Company in the renegotiation of the “Notes” originally issued by Cia. Ultragaz S.A. on June 18, 1997, falling due on June 18, 2005, for the amount of US$ 60,000,000.00 (sixty million US dollars), whose terms must be approved by the Board of Directors of Cia. Ultragaz S.A..

(minutes of board meeting of Ultrapar Participações S.A. 04.05.2005)

3.	Authorization of the taking out of a loan for an international subsidiary of the Company in the international markets, for US$ 60,000,000.00 (sixty million US dollars), for a period of 3 (three) years, carrying maximum interest of LIBOR plus 0.9%.

4.	Approval of the carrying out, by the Company's Executive Board, of all the actions needed and the signing of all the required documents necessary to put the deliberations, in paragraphs “2” and “3” of these minutes, into effect.

Observations: the deliberations were approved unanimously by all those present, except for Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this is a faithful copy of the minutes written in the Company’s record books.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: June 16, 2005

	By:	/s/ Fábio Schvartsman
Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Minutes of a meeting of the Board of Directors, May 4, 2005)